Exhibit Index Appears on Page 3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

04033469

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to

Commission file number 001-15323

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank One Corporation Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANK ONE CORPORATION
1 Bank One Plaza
Chicago, Illinois 60670

Item 4.

The audited financial statements as of December 31, 2003 and 2002 of the Bank One Corporation Savings and Investment Plan ("Plan"), together with the report of the Plan's certified public accountants, all prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are set forth herein starting on page 5.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK ONE CORPORATION
SAVINGS AND INVESTMENT PLAN,

Date: June 18, 2004

By: Donald A. Hoy

Donald A. Hoy
On behalf of the Retirement Committee,
BANK ONE CORPORATION

EXHIBIT INDEX

The audited financial statements as of December 31, 2003 and 2002 of the Bank One Corporation Savings and Investment Plan (the "Plan"), together with the report of the Plan's certified public accountants, all prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are set forth herein starting on page 5.

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Exhibit A

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Bank One Corporation Savings and Investment Plan:

As independent public accountants, we hereby consent to the incorporation of our report dated April 20, 2004, included as part of the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 2003, into the previously-filed Form S-8 Registration Statement Nos. 333-60313 and 333-60336 and 333-102830 of BANK ONE CORPORATION, and all amendments to such registration statements.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 18, 2004

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

TOGETHER WITH AUDITOR'S REPORT

WPM

WASHINGTON, PITTMAN & McKEEVER, LLC
Certified Public Accountants and Management Consultants

819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605
(312) 786-0330

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

DECEMBER 31, 2003 AND 2002

INDEX TO FINANCIAL STATEMENTS

WASHINGTON, PITTMAN & McKEEVER, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS

819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

INDEPENDENT AUDITOR'S REPORT

To The Retirement Committee
Bank One Corporation Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the **Bank One Corporation Savings and Investment Plan** (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions as of and for the year ended December 31, 2003, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
April 20, 2004

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Investments, at fair value - (Notes 1, 2, 3 and 4):		
Bank One Corporation common stock	$1,314,489,610	$1,100,984,336
Other common stock	520,682	485,505
Shares of registered investment companies	1,861,139,647	1,525,584,040
	3,176,149,939	2,627,053,881
Participants' loans	118,206,579	110,114,482
Total Investments	3,294,356,518	2,737,168,363
Cash and cash equivalents	2,138,924	314,796
Receivables:		
Employer contributions receivable	11,711,178	11,118,908
Accrued dividends	7,229,371	6,288,154
Accrued interest	734	1,430
Due from broker	2,022,827	520,629
Due from service provider	3,605,652	4,585,603
Total Receivables	24,569,762	22,514,724
Total Assets	3,321,065,204	2,759,997,883
LIABILITIES		
Due to broker	3,699,697	4,832,874
Due to service provider	2,022,827	520,629
Other payables	1,608,583	-
Total Liabilities	7,331,107	5,353,503
NET ASSETS AVAILABLE FOR BENEFITS	$3,313,734,097	$2,754,644,380

See accompanying notes to financial statements

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS		
Investment Income:		
Dividends on Bank One Corporation common stock	$28,652,179	$25,567,094
Income from investments in registered investment companies	33,012,762	22,547,736
Income from participants' loans	6,073,571	7,361,595
Total Investment Income	67,738,512	55,476,425
Net realized loss on investments	(14,891,645)	(161,850,497)
Net unrealized gain/(loss) in fair value of investments	550,516,864	(201,272,271)
Net appreciation/(depreciation) in fair value of investments - (Note 3)	535,625,219	(363,122,768)
Contributions:		
Participants	158,351,833	159,357,858
Employer	89,525,192	92,133,175
Rollover accounts	14,970,994	19,841,562
Total Contributions	262,848,019	271,332,595
Total Additions	866,211,750	(36,313,748)
DEDUCTIONS FROM NET ASSETS		
Distributions to participants	307,122,033	324,396,725
Total Deductions	307,122,033	324,396,725
Net Change	559,089,717	(360,710,473)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of Year	2,754,644,380	3,115,354,853
END OF YEAR	$3,313,734,097	$2,754,644,380

See accompanying notes to financial statements

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Bank One Corporation Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for complete information.

General

The purpose of the Plan is to encourage long-term savings by employees, to assist them in meeting major financial needs, and supplementing retirement benefits. The Plan covers eligible employees of Bank One Corporation (the "Corporation") and its designated subsidiaries, affiliates and related companies (collectively, the "Employer").

The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the "Code") and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Retirement Committee of the Corporation (the "Committee"). Bank One Trust Company, N.A. is the Plan Trustee and Putnam Fiduciary Trust Company is the Recordkeeper.

Eligibility

All U.S. based salaried (including commissioned) and hourly employees of the Employer who have completed six months of employment are eligible to participate in the Plan. Participation in the Plan is voluntary. Participants are vested immediately in their contributions to their account balance upon entrance into the Plan. There were 104,616 and 90,910 total participants in the Plan at December 31, 2003 and 2002, respectively.

Contributions

Participants may enter into pay reduction arrangements under which the Employer will reduce a participant's eligible before-tax pay (before-tax contributions) by an amount elected by the participant and contribute the amount of such reductions to the Plan on behalf of the participant. Participants may elect to reduce their before-tax pay by any whole percentage up to a maximum of 15%, provided that the amount of a participant's before-tax contributions in a "plan year" do not exceed the maximum amount determined under Section 402(g) of the Code.

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

The Employer makes a matching contribution equal to 100% on the first 3% of before-tax contributions and 50% on the next 2% of before-tax contributions. On and after January 1, 2001, all matching contributions are invested in Bank One Corporation common stock and are required to remain so invested until a participant reaches age 55. At age 55, a participant may elect to move the matching contribution into other investments offered within the Plan. Previously, matching contributions were not subject to this investment restriction. Employees earning in excess of $250,000 annually are not eligible to receive Bank One matching contributions. Matching contributions are subject to a three-year vesting requirement.

The Employer can, from time to time, in its sole discretion, make additional contributions to the Plan for the benefit of certain eligible employees. Such contributions are referred to as "employer discretionary contributions." The Employer is under no obligation to make employer discretionary contributions for any Plan year. An employer discretionary contribution for 2003 was made in the amount of $350 for each active employee who met the Fair Labor Standards Act definition of "non-exempt" who was actively employed and who had been continuously employed for at least one full calendar year as of December 31, 2003. An employer discretionary contribution of $300 was similarly made for 2002. These contributions were invested in Bank One common stock and must remain so invested until the participant reaches age 55. Employer discretionary contributions are subject to a three-year vesting requirement.

Effective January 1, 2002 and thereafter, the Plan began allowing certain eligible participants to make before-tax "catch-up contributions", as defined under the provisions of the Economic Growth and Tax Relief Recovery Act of 2001 ("EGTRRA"). Under EGTRRA, participants who have attained at least age 50 during a calendar year are allowed to make additional before-tax contributions that are above the Plan's contribution limits for other participants and above limits on before-tax contributions under Section 402 (g) of the Code. Catch-up contributions are also excluded from the Plan's non-discrimination testing. The annual limit on catch up contributions was $2,000 for the 2003 plan year and will change from year to year as provided under Section 414 (v) of the Code. Catch-up contributions are not eligible for matching contributions.

Employer contributions that have been forfeited are restored to rehired employees who return to employment with Bank One within five years. After five years, the forfeited amounts are used to reduce Bank One's matching contributions to the Plan. In 2003 and 2002, $1,719,114 and $2,041,946 respectively was forfeited and included in employer contributions in the statement of changes in net assets.

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Rollover Accounts

The Plan will accept qualifying rollover contributions made by participants in cash from qualified retirement plans maintained by other employers or qualified traditional individual retirement accounts (IRAs).

Investment Funds

The Plan provides for several investment options, including the Corporation's common stock. Participants may choose any one or more of the following investment alternatives:

One Group Diversified Equity Fund
This fund invests mainly in common stocks of overlooked or undervalued companies that have the potential for earnings growth over time, targeting both value and growth-oriented companies. This fund seeks long-term capital growth and growth in income with current income as a secondary goal.

One Group Bond Fund
This fund invests mainly in investment grade bonds and debt securities. This fund seeks to maximize total return.

One Group Investor Growth and Income Fund
This fund invests in a diversified group of One Group mutual funds that invest primarily in equity securities. This fund seeks long-term capital appreciation and growth of income.

One Group Prime Money Market Fund
This fund invests exclusively in high-quality short-term money market instruments including, corporate notes, commercial paper, funding agreements, certificates of deposit, bank obligations and deposit notes. This fund seeks current income with liquidity and stability of principal.

One Group Investor Conservative Growth Fund
This fund seeks income and capital appreciation by investing primarily in a diversified group of One Group mutual funds invested in fixed income and equity securities.

One Group Large-Cap Growth Fund
This fund seeks long-term capital appreciation and growth of income by investing in equity securities of large, well-established companies.

One Group Mid-Cap Value Fund
This fund seeks capital appreciation by investing in equity securities of companies with below average price-to-earnings and book-to-value ratios.

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Investment Funds (Continued)

One Group Income Bond Fund
This fund seeks a high level of current income by investing in a diversified portfolio of high, medium, and low-grade debt securities with both short and long term maturities.

One Group Market Expansion Index Fund
This fund seeks to provide a return which substantially duplicates the price and yield performance of domestically traded common stocks in the small and mid-capitalization equity markets.

One Group Small-Cap Growth Fund
This fund seeks long-term capital growth primarily by investing in a portfolio of equity securities of small-capitalization and emerging growth companies. The fund invests primarily in common stock, debt securities, preferred stocks, convertible securities, and warrants.

One Group Mid-Cap Growth Fund
The fund seeks growth of capital and, secondarily, current income by investing in securities of mid-cap companies that have the potential to produce above average earnings growth per share over a one-to-three year period.

One Group Equity Index Fund
This fund seeks investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor's 500 Composite Stock Price Index.

Putnam Asset Allocation Growth Fund
This fund seeks capital appreciation. The fund is designed for relatively aggressive investors who are willing to accept greater risk in exchange for a higher growth potential. Diversification is among different types of stocks, with some investments in bonds and money market instruments.

Putnam International Equity Fund
This fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.

Putnam Voyager Fund
This fund seeks capital appreciation by investing mainly in a combination of stocks of small companies expected to grow over time, as well as, stocks of larger, more established corporations.

Putnam Vista Fund
This fund seeks capital appreciation by investing mainly in a variety of stocks that have the potential for above-average growth, including those of widely traded larger companies; smaller, less well-known companies; and currently, mostly midsize firms. The Plan's participation in this fund was terminated on September 20, 2002.

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Investment Funds (Continued)

Putnam Small-Cap Value Fund

This fund invests primarily in common stocks of U.S companies with a focus on value stocks. Value stocks are those stocks which are believed to be undervalued by the marketplace.

Putnam Equity Income Fund

This fund invests mainly in common stocks of U.S companies with a focus on value stocks that offer potential for current income and may also offer the potential for capital growth.

Bank One Corporation Common Stock

This fund invests in common shares of the Corporation. Investment performance depends upon the performance of Corporation common stock. Shares may be purchased on the open market or from shares under the Plan which are available for sale.

Withdrawals

Withdrawals during employment from before-tax contribution accounts (excluding earnings) or employer matching contribution accounts (including earnings) may only be made upon written request with approval by the Committee and must be at least $1,000.

Participants aged 59½ or older may withdraw up to 100% of their entire account in the Plan for any reason without Committee approval. If the participant has not attained age 59½, withdrawals may be approved by the Committee only if the participant can demonstrate to the satisfaction of the Committee that the withdrawal is necessary due to a "financial hardship" which cannot be financed by any other source. The determination of financial hardship will be made by the Committee in accordance with uniform and nondiscriminatory standards.

Transaction Fees

In any 12-month period where a participant takes more than two loans or withdrawals, a $50 processing fee is assessed on behalf of the Corporation. All subsequent distributions within the same 12-month period are subject to a $50 fee per transaction. As of December 31, 2003, the cumulative amount that has been collected and earnings thereon was $1,608,583 and is included in both Cash and cash equivalents and Other payables in the Statement of Net Assets Available for Benefits.

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Distribution After Termination of Employment

Upon termination of a participant's employment with an Employer for any reason, the participant (or, in the event of the participant's death, the participant's beneficiary) will be entitled to a distribution of the total vested value of the participant's account. A participant may elect to receive the distribution directly as a lump sum, in monthly installments from 3-15 years, or direct that the lump sum be transferred to an IRA account or another qualified retirement plan.

Participant Loans

Participants may request a loan from their accounts under the Plan in an amount not less than $1,000. The aggregate principal amount of all Plan loans outstanding to a participant may not exceed the lesser of $50,000 (reduced by the aggregate of principal payments made on any other Plan loans outstanding to the participant during the preceding twelve months) or 50% of the participant's eligible account balances in the Plan as of the valuation date preceding the date of the loan.

A Plan participant may have no more than two loans outstanding at any time. A general purpose loan may be made for a maximum of five years and a home purchase loan may be made for a maximum period of fifteen years. Home purchase loans must be evidenced by a promissory note signed by the participant and secured by one or more of the participant's eligible accounts under the Plan. The loan will bear interest at the rate of interest for a fixed rate 15-year mortgage announced by the Corporation (or one of its bank subsidiaries) from time to time.

Plan Termination

While the Corporation expects and intends to continue the Plan, it reserves the right to amend or terminate the Plan in any way at any time subject to Plan provisions and those set forth in ERISA. In the event of termination of the Plan, the rights of the employees in their account balances will become non-forfeitable.

Provisions of Employee Stock Ownership Plan

The Plan was amended effective July 1, 1996, to include the provisions of the Employee Stock Ownership Plan (ESOP), and further amended January 1, 2002 to comply with the ESOP provisions of the Economic Growth and Tax Relief Recovery Act of 2001 ("EGTRRA"). Under the ESOP provisions, dividends on Corporation common stock held in the Plan will be distributed to eligible participants whose accounts (or portions thereof) are invested in Corporation common stock, and who have affirmatively elected to receive such dividends in cash. Participants are permitted to change their election prospectively at any time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are maintained on an accrual basis of accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of those accounting policies of particular significance follows:

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with an initial maturity of three months or less. Carrying amounts approximate fair value.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Valuation of Investments

The Plan's investments in stocks are carried at fair value. Quoted market prices are used to value investments. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of Plan investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair market value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by a letter dated February 25, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended to adopt certain corrective amendments required under the letter.

Administrative Expenses

Administrative expenses for record-keeping services as well as trustee services which include custodial, administrative and fiduciary services and professional fees, are absorbed by the Corporation.

NOTE – 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participants' Accounts

Each participant's account is credited with the participant's contribution, employer matching contribution and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Reclassification

Certain accounts in the 2002 financial statements have been reclassified for comparative purposes to conform with the presentation of the 2003 financial statements. These reclassifications have no effect on the net assets available for benefits as of December 31, 2002.

NOTE 3 – INVESTMENTS

During 2003 and 2002, the Plan's investments, including investments bought or sold, as well as held during the year, appreciated/(depreciated) in fair value by $535,625,219 and $(363,122,768) respectively, as follows:

	2003	2002
BANK ONE CORPORATION Common Stock	$269,074,617	$(70,909,371)
One Group Diversified Equity Fund	17,651,998	(24,012,073)
One Group Bond Fund	(2,153,488)	5,355,378
One Group Investor Growth & Income Fund	21,422,090	(17,104,023)
One Group Conservative Growth Fund	3,123,675	(1,865,214)
One Group Equity Index Fund	48,938,269	(53,899,094)
One Group Large-Cap Growth Fund	31,347,362	(45,872,557)
One Group Mid-Cap Value Fund	5,594,106	(322,311)
One Group Income Bond Fund	(1,625)	46,114
One Group Market Expansion Index Fund	2,813,856	(54,213)
One Group Small-Cap Growth Fund	2,519,522	(13,795)
One Group Mid-Cap Growth Fund	29,995,463	(29,357,167)
Putnam Asset Allocation Growth Fund	28,299,844	(23,125,100)
Putnam Small-Cap Value Fund	6,611,826	(260,812)
Putnam Equity Income Fund	3,240,771	3,323
Putnam International Equity Fund	25,002,745	(20,645,617)
Putnam Voyager Fund	42,009,783	(32,865,081)

NOTE 3 – INVESTMENTS (Continued)

	2003	2002
Putnam Vista Fund	-	(48,045,322)
PNC Stock	134,718	(176,036)
Other	(313)	203
NET APPRECIATION/(DEPRECIATION) IN FAIR VALUE	$535,625,219	$(363,122,768)

The fair value of the Plan's investments at December 31, 2003, which represent 5% or more of the Plan's net assets, are summarized as follows:

	Fair Value
BANK ONE CORPORATION Common Stock	$1,314,489,610
One Group Prime Money Market Fund	333,605,204
One Group Equity Index Fund	239,662,321
Putnam Voyager Fund	194,893,699

NOTE 4 – INVESTMENTS IN BANK ONE CORPORATION COMMON STOCK

The Plan holds as an investment 28,832,864 and 30,122,714 shares of common stock of Bank One Corporation as of December 31, 2003 and 2002, respectively. During 2003, there were 5,528,693 shares sold, 979,589 shares distributed to participants, and 5,218,432 shares purchased.

NOTE 5 – SUBSEQUENT EVENTS

In 2003 a number of regulatory authorities, including the New York Attorney General and the Securities and Exchange Commission, commenced investigations of improper trading practices with certain mutual funds, including the One Group. The Corporation is cooperating with these investigations and reviewing its mutual fund practices. As a result of this review the Corporation announced a series of new policies and procedures approved by the Board of Trustees of the One Group mutual funds designed to strengthen corporate governance and control over the mutual funds and better protect the interests of fund investors. The Corporation also announced it will make restitution to One Group investors harmed as a result of improper conduct by any employee of the Corporation.

On January 14, 2004, Bank One Corporation announced an agreement to merge with J.P. Morgan Chase & Co. in a strategic business combination. This transaction is expected to close in mid-2004 pending regulatory and shareholder approval. The savings and investment plans of both Bank One Corporation and J.P. Morgan Chase & Co. are expected to merge in early 2005.

SUPPLEMENTAL SCHEDULES

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

FORM 5500 SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

EMPLOYER IDENTIFICATION NO. (EIN): 31-0738296, PLAN NO. 333

Shares, Units or Par Value			Cost	Fair Value
		MARKETABLE SECURITIES		
		Common Stock		
28,832,864	*	Bank One Corporation	$947,629,207	$1,314,489,610
9,514		PNC Bank Corporation	166,409	520,682
		Total Common Stock	947,795,616	1,315,010,292
		Registered Investment Companies		
333,605,204	*	One Group Prime Money Market Fund	333,605,204	333,605,204
7,696,584	*	One Group Diversified Equity Fund	98,408,661	88,972,510
13,941,084	*	One Group Bond Fund	147,890,611	153,212,512
10,542,418	*	One Group Investor Growth & Income Fund	127,568,371	125,981,894
3,934,376	*	One Group Conservative Growth Fund	41,626,050	42,333,881
9,435,524	*	One Group Equity Index Fund	273,578,153	239,662,321
10,638,467	*	One Group Large-Cap Growth Fund	222,852,830	151,385,388
2,041,511	*	One Group Mid-Cap Value Fund	28,348,784	33,358,282
1,768,250	*	One Group Income Bond Fund	14,063,648	14,092,951
2,017,984	*	One Group Market Expansion Index Fund	17,718,749	20,260,557
1,949,878	*	One Group Small-Cap Growth Fund	18,812,777	21,078,177
6,892,496	*	One Group Mid-Cap Growth Fund	154,217,136	146,810,158
12,830,635	*	Putnam Asset Allocation Growth Fund	147,649,028	129,846,026
5,589,833	*	Putnam International Equity Fund	111,114,828	116,156,725
11,949,338	*	Putnam Voyager Fund	218,475,692	194,893,699
1,725,806	*	Putnam Small-Cap Value Fund	23,559,419	29,269,677
1,284,605	*	Putnam Equity Income Fund	17,263,084	20,219,685
		Total Registered Investment Companies	1,996,753,025	1,861,139,647
		Loan Fund		
		Participant Loans (4.50 - 5.25%)	118,206,579	118,206,579
		TOTAL INVESTMENTS	$3,062,755,220	$3,294,356,518

* Represents party-in-interest to the Plan.

BANK ONE CORPORATION

SAVINGS AND INVESTMENT PLAN

FORM 5500 SCHEDULE H, ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

EMPLOYER IDENTIFICATION NO. (EIN): 31-0738296, PLAN NO. 333

	PURCHASES		SELLING					
ESCRIPTION OF SECURITY	PRICE	# OF TRADES	PRICE	# OF TRADES	EXPENSES INCURRED	COST OF ASSET	CURRENT VALUE	NET GAIN OR (LOSS)
ingle Transactions								
lone								
eries of Transactions								
ne Group Prime Money Market Fund	$214,939,712	1,060	$239,913,826	890	$ -	$454,853,538	$454,853,538	$ -
ank One Corporation Common Stock	197,358,133	794	252,927,436	1,282	-	407,603,543	450,285,569	42,682,026